UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VIKING THERAPEUTICS, INC.

______________________________________________________________________________________________________________________

(Name of Issuer)

Common Stock, $0.00001 par value

______________________________________________________________________________________________________________________

(Title of Class of Securities)

92686J 106
_________________________________

(CUSIP Number)

December 31, 2015

_______________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☑Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 92686J 106

1	Names of Reporting Persons Michael Dinerman, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 589,116
	6	Shared Voting Power 0
	7	Sole Dispositive Power 589,116
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 589,116
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.1%(1)
12	Type of Reporting Person (See Instructions) IN

[1]	Percentage based on the number of shares of the Issuer’s common stock outstanding as of December 31, 2015, based on information provided by the Issuer.

Page 3 of 6 Pages

Item 1.

(a)Name of Issuer

Viking Therapeutics, Inc.

(b)Address of Issuer’s Principal Executive Offices

12340 El Camino Real, Suite 250

San Diego, CA 92037

Item 2.

(a)Name of Person Filing

Michael Dinerman, M.D.

(b)Address of Principal Business office or, if None, Residence

c/o Viking Therapeutics, Inc.

12340 El Camino Real, Suite 250

San Diego, CA 92037

(c)Citizenship

United States

(d) Title of Class of Securities

Common Stock, $0.00001 par value

(e)CUSIP Number

92686J 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Page 4 of 6 Pages

(j)	☐Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.Ownership.

(a) Amount beneficially owned:

589,116

(b) Percent of class:

6.1%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

589,116

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

589,116

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A

Page 5 of 6 Pages

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016

Date

/s/ Michael Dinerman, M.D.

Signature

Michael Dinerman, M.D.